Via Facsimile and U.S. Mail
Mail Stop 6010

November 13, 2006

Richard P. McCook
Executive Vice President and Chief Financial Officer
US Oncology, Inc.
16825 Northchase Drive, Suite 1300
Houston, Texas 77060

Re: US Oncology, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 15, 2006
Form 10-Q for the Period Ended June 30, 2006
Filed August 10, 2006
File Number: 000-26190

Dear Mr. McCook:

        We have completed our review of the above forms and have no further comment at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief